2-19-02

922658
0-24018

02029505

SEC MAIL PROCESSING
RECEIVED
MAR 13 2002
WASH. D.C. 354 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

February 19, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

PROCESSED
APR 09 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F ____

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

Zi announces advanced eZiText® prediction capabilities

eZiText® now features learning capabilities, as well as an alternate input mode

Calgary, AB (February 19, 2002) – Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, today introduced powerful features to augment its eZiText® predictive text input software and a new input mode suited to users familiar with multi-tapping. eZiText now predicts text based on a user's previous text input patterns and behaviors. As well, with eZiTap™, an alternate text input mode newly developed by Zi Corporation, users can create their own vocabulary additions while enjoying the benefits of predictive text. These added capabilities are now available to device manufacturers for use on any electronic device requiring text input, including mobile phones, hand-held computers, automotive systems and television set-top boxes.

Zi is demonstrating the advanced features of eZiText and the new eZiTap™ input mode at booth #E39, Hall 2 at the 3GSM World Congress, Palais des Festivals et des Congres, La Croisette BP 272, 06403 Cannes, France from February 19 – 22, 2002.

"By adding these capabilities to our eZiText engine, Zi can now help manufacturers provide a truly unique and personal texting experience to any user," said Gary Mendel, vice president of Sales & Marketing with Zi Corporation. "Short messaging with eZiText is fast, fun and intuitive; the device is now able to learn from the user rather than the user having to learn from the device. Every user has different needs. eZiText's added features and the eZiTap input mode allow users to message the way they want."

eZiText Added Features: Powerful Learning and Personalization Capabilities
With eZiText's intelligent indexing engine, electronic devices requiring text input can become much more user-friendly, enabling human interaction with a device in a way that people find natural in any language and on any device. eZiText now combines the full-word completion capabilities it has become known for with the ability to automatically learn and present frequently used words, texting shortcut terms and emoticons as candidates.

With eZiText's advanced features, the device is now able to learn usage patterns from several sources within the user interface system and intuitively predict based on the user's individual preferences. Zi has developed a **personal dictionary** (PD) into which users add personal vocabulary. As the user inputs text, the device provides word candidates from: the PD; a **used word dictionary** (UWD); and, the user's phone book. These words are then used as priority candidates in full word completion. The result – a user interface that is easy to use and learn, even for some of the world's most complex written languages.

The eZiTap Input Mode: Ideal for Multi-Tappers

In addition, Zi has added eZiTap to its current input modes. Providing the power of eZiText's predictive texting with the familiarity of multi-tap, eZiTap allows users to enjoy a truly personal experience while multi-tapping. This input method is ideal for multi-tap users who like to create their own vocabulary and use texting shortcut terms, including 2nite (tonight), lol (laughing out loud), and many more.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, San Francisco, Shenzhen, Stockholm and Tokyo. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

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For more information:

Media Inquiries:
Shawn Kelly
Corporate Communications Manager
Phone: 403 537 9770
skelly@zicorp.com

Investor Inquiries:
Dale Kearns
Chief Financial Officer
Phone: 403 233 8875
investor@zicorp.com

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel